Macleod Dixon LLP
Lawyers
Calgary Almaty
Toronto Caracas
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3700 Canterra Tower
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Calgary, Alberta
Canada T2P 4H2

Main: (403) 267-8222
Fax: (403) 264-5973

www.macleoddixon.com

06013703

File No. 179667

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

SUPPL

May 16, 2006

SEC MAIL PROCESSING RECEIVED MAY 18 2006 WASH, DC 152 SECTION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copy of the Company's Press Release dated May 16, 2006 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

Jennifer K. Kenndy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

dlw 5/24

CONNACHER
OIL AND GAS LIMITED

PRESS RELEASE May 16, 2006

CONNACHER APPOINTS CAMERON M. TODD TO THE POSITION OF VICE PRESIDENT, REFINING AND MARKETING

Calgary, Alberta – Connacher Oil and Gas Limited (CLL – TSX) announced today the appointment of Mr. Cameron M. Todd to the position of Vice President, Refining and Marketing. Mr. Todd will be based at Connacher's head office in Calgary, Alberta and will report directly to Mr. Peter Sametz, Executive Vice President and Chief Operating Officer.

Cam Todd has had an extensive and successful career in the domestic and international oil and gas industry with over twenty-five years of experience in all facets of the business. He is an Engineer by training, having graduated in 1980 from the University of Calgary with a B.Sc. Degree in Mechanical Engineering.

Subsequent to summer work in Canada's high Arctic while completing his education, Mr. Todd worked for a major US-based international oil company for approximately fifteen years, during which time he was involved in many of the managerial facets of production operations in Western Canada. In 1994 he joined an aggressive and successful intermediate Canadian oil and gas company which was also active in South America, primarily Argentina. He held various positions of increasing importance, complexity and responsibility with that company until it was acquired by a large US-based independent company. During his tenure with the Canadian company and subsequently with its acquirer until joining Connacher, Mr. Todd was engaged in a variety of positions with an increasing emphasis on business development. Following relocation to Buenos Aires, Argentina in 1998, Cam focused on Latin American opportunities until his transfer to Dallas, Texas in 2002 when he became Vice President, Worldwide Marketing with this large international public company.

Connacher is pleased to attract someone of Cam's caliber and experience to its operation, especially with the recent acquisition of a refinery in Great Falls, Montana as an adjunct to the company's proposed Great Divide oil sands production operation in Alberta. Mr. Todd will be responsible for all facets of the company's refining and marketing activity, including direction of the business affairs of Montana Refining Company, Inc. ("MRC") Connacher's wholly-owned refining and marketing subsidiary.

Cam will work with the management of MRC to secure and maintain a continued stable crude oil supply for the refinery and the subsequent disposition of refined products. He will also be responsible for the disposition of and utilization of Connacher's conventional crude oil and prospective bitumen production, related transportation initiatives and securing markets for Connacher's growing natural gas production and well as securing anticipated requirements for its oil sands operations. There will also be a focus on new downstream business opportunities and strategic relationships for Connacher in Canada and in the United States.

Connacher Oil and Gas Limited is a Calgary-based oil and gas exploration and production company. It also owns a recently-acquired refinery in Montana, U.S.A. Connacher's principal asset is its 100 percent ownership of the Great Divide Oilsands project in Alberta, Canada.

This press release contains forward-looking statements. There can be no assurance production will be obtained from Connacher's Great Divide bitumen project. The project is awaiting final regulatory approval. There is no assurance this will be obtained.

For further information, contact:
Richard A Gusella
President and Chief Executive Officer
Phone: (403) 538-6201
Fax: (403) 538-6225
inquiries@connacheroil.com
www.connacheroil.com